Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cambridge Bancorp:

We consent to the incorporation by reference in the registration statement (No. 333-225720 and 333-234286) on Form S-8 and Form S-3 of Cambridge Bancorp of our report dated March 16, 2020, with respect to the consolidated balance sheets of Cambridge Bancorp as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Cambridge Bancorp.

/s/ KPMG LLP

Boston, Massachusetts
March 15, 2021